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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TAITRON COMPONENTS INCORPORATED

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

874028 10 3 (CUSIP Number)

November 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874028 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tzu Sheng Ku

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Paraguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 897,195** 6. Shared Voting Power 7. Sole Dispositive Power 897,195** 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 897,195**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 18.12%

12.	Type of Reporting Person (See Instructions) IN

**
Of the 897,195 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned of record by Mr. Ku’s wife and 133,635 shares are owned of record by Mr. Ku’s three minor children and includes 28,333 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

CUSIP No. 874028 10 3

ITEM 1(A).	NAME OF ISSUER: Taitron Components Incorporated

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 28040 West Harrison Parkway Valencia, California 91355-4162

ITEM 2(A).	NAME OF PERSON FILING: Tzu Sheng Ku

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: Principal Business Office: Calle Rubio NU No. 176 Cuidad Del Este, Paraguay

ITEM 2(C).	CITIZENSHIP: Paraguay

ITEM 2(D).	TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.001 per share

ITEM 2(E).	CUSIP NUMBER: 874028 10 3

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4.	OWNERSHIP:

ITEM 4(A).	AMOUNT BENEFICIALLY OWNED: 897,195**

ITEM 4(B).	PERCENT OF CLASS: 18.12%

ITEM 4(C).	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS: 897,195**

ITEM 4(I).	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 897,195**

ITEM 4(II).	SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

ITEM 4(III).	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 897,195**

ITEM 4(IV).	SHARE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

**
Of the 897,195 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned of record by Mr. Ku’s wife and 133,635 shares are owned of record by Mr. Ku’s three minor children and includes 28,333 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

CUSIP No. 874028 10 3

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not Applicable

ITEM 10.	CERTIFICATION. Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2002
(Date)

/s/ TZU SHENG KU/CHAIRMAN
(Signature)

Tzu Sheng Ku/Chairman
(Name/Title)